Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

December 1, 2008

VIA FACSIMILE – (202) 772-9368

Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 7010

Re:	Bluebird Exploration Company (the “Company”)
Definitive Information Statement on Schedule 14C

Filed November 12, 2008

File No. 333-143767

Form 10-Q for the period ended June 30, 2008
Filed August 7, 2008

Dear Mr. Schwall:

Attached please copies of (i) a redlined revision to the referenced registrant’s Definitive Information Statement on Schedule 14C (the “Revised Definitive Schedule 14C”), submitted pursuant to the staff’s comment letter dated November 18, 2008, (ii) a redlined Amendment No. 1 to the registrant’s Form 10-Q (the “Amendment No. 1 to the Form 10-Q”) for the period ended June 30, 2008 and filed August 7, 2008, and (iii) a copy of the staff’s November 18, 2008 comment letter and this letter.

I confirm that the Company filed the Revised Definitive Schedule 14C and the Amendment No. 1 to the Form 10-Q on Edgar on December 1, 2008.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. Please note that the page references below refer to the page numbers of the attached redlined Revised Definitive Schedule 14C and the attached redlined Amendment No. 1 to the Form 10-Q.

Roger Schwall

Securities and Exchange Commission

December 1, 2008

In response to the staff’s comments in its November 18, 2008 comment letter, we respectfully submit the following information on behalf of our client:

Information Statement on Schedule 14C

Approval to Amend Certificate of Incorporation..., page 6

1.

Disclose in a table or similar format the number of shares of your common stock that will be: (i) issued and outstanding, (ii) authorized and reserved for issuance, and (iii) authorized but unreserved as a result of the adoption of the forward split.

The Company has complied with this Comment. Please see the table (Rider “A” on page 11) added to page 6 of the Revised Definitive Schedule 14C.

2.

You disclose in this caption that the approved stock split will occur at a ratio of 8:1. However, in the next sentence, you state that the ratio is 8:200. Please reconcile this apparent contradiction or advise us how to read these disclosures in a consistent manner.

The Company’s Preliminary Information Statement on Schedule 14C does contain this apparent contradiction. The Company’s Definitive Information Statement filed on November 12, 2008, however, reconciles this apparent contradiction by changing the ratio of 8:200 to 8:1. Therefore, the Company has not made any change to the Revised Definitive Schedule 14C in response to this comment. Please see page 6 of the Revised Definitive Schedule 14C.

Approval to Amend Certificate of Incorporation to Effect a Change of Name..., page 10

3.	Please discuss the reasons for changing the name of the company.

The Company has complied with this Comment. Please see Rider “B” on page 12 of the Revised Definitive Schedule 14C, which has been inserted, as indicated, on 10 page of the Revised Definitive Schedule 14C.

Company Contact Information

4.	The telephone number you provide appears to be disconnected. Please include your correct telephone number.

This comment has been complied with. Please see the Company’s correct telephone number added to pages 2 and 10 of the Revised Definitive Schedule 14C.

Roger Schwall

Securities and Exchange Commission

December 1, 2008

Quarterly Report on Form 10-Q for the Period Ending June 30, 2008

Controls and Procedures, page 15

5.

We note your disclosure of several material weaknesses in your internal controls over financial reporting and your statement that there have been no significantchanges in your internal controls. Please revise to state whether there have been any changes, as opposed to any significant changes, in your internal controls given the implementation of corrective measures to address the identified internal control weaknesses. Also discuss the timeframe within which you expect the measures to be fully implemented and the weaknesses to be fully addressed.

The Company has complied with this Comment. Please see pages 25-28 of the Amendment No. 1 to the Form 10-Q.

6.

It appears that you have not included the disclosure required by Item 307 of Regulation S-K. Please update your filing by disclosing the required information concerning your disclosure controls and procedures.

The Company has complied with this Comment. Please see pages 25-28 of the Amendment No. 1 to the Form 10-Q. Please also see the updated certifications attached as Exhibit 31.1, Exhibit 31.2 and Exhibit 32.1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

Attachments